Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Provides an Exploration, Royalty, and Strategic Investment Update

Vancouver, British Columbia, September 23, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to provide an update on the Company’s recent exploration, royalty, and strategic investment developments. EMX’s diversified mineral property interests span five continents, and include the Leeville royalty in Nevada’s Northern Carlin Trend, the Akarca gold-silver discovery, and an interest in IG Copper LLC ("IGC") and its emerging copper-gold discovery at Malmyzh. EMX is aggressively pursuing royalty and exploration business opportunities from around the world to add to its growing portfolio.

North America. A principal EMX asset is the Leeville royalty property that covers portions of Newmont’s Carlin Trend underground mining operations. This 1% gross smelter return royalty has included payments from Newmont's Leeville mine, as well as the gold mining operations at Carlin East, North Lantern, Four Corners and Turf. The Turf No. 3 Vent Shaft Project is in the construction phase, with commercial production planned for late 2015 (see Newmont Mining Corp's 10-Q filing dated June 30, 2014). Newmont stated the project will provide the ventilation required to "increase production" and "unlock" additional resources. Newmont estimates capital expenditures of $400 million for the project. The Turf Vent Shaft Project will impact "greater Leeville", which includes portions of EMX's royalty position. EMX has received Leeville net royalty income of approximately US $5.7 million since acquiring the asset in August, 2012.

The Company’s wholly-owned subsidiary in North America, Bronco Creek Exploration (“BCE”), has been advancing its copper and gold portfolio through partner-funded work programs in Arizona and Nevada. In addition to these programs, the Company's generative exploration initiatives resulted in staking additional ground in key mining districts.

Earlier this summer, EMX partnered the Lomitas Negras Arizona porphyry copper project with Kennecott Exploration, part of the Rio Tinto Group, and the Cathedral Well Carlin-type gold project in Nevada with Ely Gold and Minerals Inc. Both agreements include staged option payments to EMX, and a retained royalty interest with yearly advanced minimum royalty payments upon partner earn-in (see EMX news releases dated May 15 and July 7, 2014).

Copper Basin hosts a porphyry copper (molybdenum) system with nearly a kilometer of vertical extent within a 1.5 square kilometer area of exposed porphyry style alteration, mineralization, and related geophysical anomalies. The Company regained 100% control of the Copper Basin property in July after Vale relinquished their interest in the project. In total, Vale spent more than US $3.5 million adding value to the property by 100% funding BCE's geologic mapping, sampling, geophysical surveys, and 3,916 meters of drilling in two programs. Copper Basin is available for partnership, with significant portions of the original target still untested by drilling.

EMX's Superior West project is another Arizona porphyry copper property available for partnership. The project is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property. Superior West covers several porphyry copper targets, as well as the projected western extension of the historic Magma Vein as indicated by structural geologic reconstructions and geophysical anomalies. The Company is in discussions with several potential partners interested in the property.

Elsewhere, partner companies advanced projects in EMX’s North American portfolio by completing geophysical surveys and permitting for planned drill programs.

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Turkey. All EMX projects in Turkey are being advanced by partner companies. Partner Çolakoglu Ticari Yatirim A.S. reported drill results from the Akarca project that expanded the size of the Fula Tepe gold-silver zone, which still remains open in all directions. Notably, the recent drilling intersected two of the three highest grades from the property to date (AKC-112 with 1.1m @ 112.5 g/t Au and 397 g/t Ag and AKC-120 with 1.0m @ 155.5 g/t Au and 1060 g/t Ag; true widths estimated at 50-75% of interval length). In addition, reconnaissance drilling intersected new gold-silver veins a further 100 meters to the northwest (AKC-119), and 200 meters to the southeast (AKC-128A, AKC-129) of the zone (see EMX news release dated July 17, 2014).

Australia and New Zealand. EMX continued to expand its asset portfolio in the region by applying for new exploration and prospecting permits in New Zealand's Hauraki Goldfield and Taupo Volcanic Zone, while continuing to evaluate other opportunities in the country. These new acquisitions are being made at minimal cost in a prospective and politically stable jurisdiction.

Elsewhere in New Zealand's Hauraki Goldfield, EMX continued to advance the Neavesville gold-silver project. The property hosts a variety of mineralization styles that include replacement bodies in black shales and breccias, as well as higher-grade, structurally controlled quartz veins. EMX is continuing discussions with potential partners.

At EMX’s Koonenberry project in Australia, all of the company’s interests are being advanced by partner companies, with EMX retaining various royalty interests that cover the entire project area totaling over 1,400 square kilometers. EMX was recently granted a new exploration permit covering 88.5 square kilometers of ground previously held under option by Eurasian. This newly granted EMX tenement is now included in the Exploration and Option Agreement with North Queensland Mining Pty Ltd (“NQM”) (see EMX news release dated February 19, 2014), with EMX retaining a royalty interest upon NQM's earn-in.

Scandinavia. EMX initiated a new exploration program in Norway, and acquired the Storbekken and Burfjord properties through staking open ground. Storbekken hosts multiple exposures of gold-enriched Volcanogenic Massive Sulfide (“VMS”) style mineralization near the historic Røros mining district in southern Norway. Burfjord, in northern Norway, hosts gold-copper targets in metamorphic rock sequences, and contains historic mineral prospects with outcropping copper and gold mineralization identified by the Norwegian Geological Survey in the mid-1990s.

In Sweden, EMX is considering commercial options for its 100% controlled portfolio of exploration permits that cover polymetallic VMS and Iron-Oxide-Copper-Gold (“IOCG”) prospects, and other areas with copper, gold, and platinum group element-enriched styles of mineralization. Earlier this year, Sweden received the top ranking in the Fraser Institute’s Policy Potential Index (www.fraserinstitute.org) based upon its favorable fiscal and political regimes for mining and exploration. This has spurred interest in the exploration projects in Sweden, and EMX is engaged in discussions with potential partners.

Avalon Minerals Ltd. (ASX:AVI) announced an updated Scoping Study on its flagship Viscaria project, including new JORC compliant resource estimates and open pit optimization scenarios in an August 28th news release. EMX holds a 1.0% net smelter return (“NSR”) royalty over the "Viscaria 101" Exploration Permit, which includes the “Zone A”, “Zone B” and “Zone D” copper-iron resources described in Avalon’s updated report. A Finnish company, Outokumpu Oyj, is entitled to receive 0.5% NSR payable from EMX’s royalty, resulting in Eurasian receiving net 0.5% NSR royalties until Outokumpu has received a total of $12 million in royalty payments, after which time EMX will receive the full benefit of the 1.0% NSR royalty. The Viscaria project is an IOCG deposit located in the Kiruna Mining District in Norrbotten County of Northern Sweden. The Kiruna District is well known for its IOCG deposits, and is home to the world’s largest underground iron mine, Luossavaara-Kiirunavaara Aktiebolag’s (“LKAB”) Kiruna mine.

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Austria. EMX is exploring for gold deposits in the Bohemian Massif of northern Austria. With numerous gold deposits and occurrences located within the Bohemian Massif in the adjacent Czech Republic, EMX believes the lack of known deposits on the Austrian side reflects a lack of systematic historic exploration. Since 2012, EMX has been collecting stream sediment samples throughout northern Austria, and in the course of the program has identified multiple gold anomalies. Gold mineralization has been subsequently identified in outcrop and float samples at several locations, and EMX has acquired mineral rights across the strongest gold anomalies in the region. Systematic sampling and prospect-scale evaluation programs are continuing.

Haiti. EMX and joint venture partner Newmont Ventures Limited (“Newmont”), a wholly owned subsidiary of Newmont Mining Corporation (collectively, the “JV”), have a land position along a 130 kilometer trend of Haiti’s Massif du Nord mineral belt. The Haitian Government has been working with the World Bank since mid-2013 to revise Haiti's mining law to be more consistent with current international standards. There have been ongoing consultation meetings between the World Bank, the Government of Haiti, the JV and other mining companies, and business community and civil society representatives to present comments on draft versions of the new Haitian Mining Code. EMX is committed to play a key role in the development of Haiti's mining sector and the contribution it can make to the country's economic growth.

Strategic Investment – IG Copper LLC. IGC, an EMX strategic investment, has advised Eurasian that over 70,000 meters of drilling have been completed at the Malmyzh copper-gold project, and ongoing work includes resource, engineering, metallurgical, and environmental studies conducted according to Russian Federation reporting requirements. The project is approximately 220 kilometers northeast of the Russia-China border at Khabarovsk, and has excellent logistics and infrastructure, including high voltage power lines, a natural gas pipeline, a paved national highway, and a rail line that are all nearby to the property. The Malmyzh exploration and mining licenses are held by a joint venture between IGC (51%) and Freeport-McMoRan Exploration Corporation (49%), with IGC operating and managing the project.

IGC also advised it had acquired the 260 square kilometer Salasinskaya property that is located 20 kilometers from IGC's 390 square kilometer Shelekhovo gold-silver-copper project. The Salasinskaya and Shelekhovo properties, both outside of the Malmyzh joint venture, are 100% controlled by IGC, and occur approximately 150 kilometers northeast of Malmyzh. Together, the three properties cover approximately 800 square kilometers of exploration ground occurring along a ~200 kilometer belt of prospective Cretaceous-age arc terrane rocks. EMX recently exercised warrants, bringing its total IGC investment to US $7.8 million, in recognition of the value generated by the successes at Malmyzh, and by the Shelekhovo and Salasinskaya acquisitions. EMX is IGC’s largest shareholder with 42.36% of the issued and outstanding shares, and 39.44% equity position on a fully-diluted basis.

Strategic Investment – Iron Creek Capital Corp. Another important EMX strategic investment is Iron Creek Capital (TSX-V: IRN: “Iron Creek”). Iron Creek has assembled a portfolio of high-quality exploration projects prospective for copper, gold and silver mineralization, covering more than 120,000 hectares of exploration tenements along proven mineral belts in northern Chile. Iron Creek has optioned its largest property, Las Pampas (50,000 hectares), prospective for high-grade precious metals veins, to a subsidiary of Kinross Gold Corp. Iron Creek also retains an uncapped 2% NSR royalty over an additional 45,000 hectares of exploration ground prospective for copper and precious metals mineralization at Victoria in northern Chile.

As announced in a September 19, 2014 news release, Iron Creek and Polar Star Mining Corporation (TSX: PSR) agreed in principle to merge the two companies via a statutory amalgamation, plan of arrangement or similar shareholder approved transaction. Once the merger is complete, the new company will control approximately 330,000 hectares of exploration ground in northern Chile, making it one of the principal holders of exploration tenements in Chile. The merged company will have existing option and joint venture agreements with Kinross Gold (the Las Pampas option agreement), Newmont Mining (Polar Star’s Montezuma joint venture agreement), and BHP Billiton (Polar Star’s Blocks 2, 3 & 4 joint venture agreements). The current Iron Creek team will continue on as management for the new merged company.

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Discussion and Outlook. EMX has a three-pronged business model that consists of organic prospect and royalty generation, royalty purchases, and strategic investments. Eurasian currently has interests in over 70 mineral properties, ranging from the Leeville royalty in the heart of the Carlin Trend, to grassroots exploration properties in central Europe's Bohemian Massif. In addition to the royalty payments from Leeville, EMX receives advance royalty payments from other properties in the portfolio. These provisions of capital help sustain the Company as it continues to acquire new projects, form new partnerships, and grow the portfolio.

The Company remains focused on copper and gold opportunities, with an emphasis on building the asset base in favorable jurisdictions such as Scandinavia, New Zealand, and the United States. The recent acquisition of properties with historic prospects on open ground in Norway has been encouraging, and the Company is pursuing additional opportunities across Scandinavia. Similarly in New Zealand, one of EMX's tenement applications covers historically drilled epithermal gold mineralization in the productive Hauraki Goldfield. In North America, additional ground has been acquired through staking in brownfield settings adjacent to active development and mining operations. These new acquisitions come from a core group of entrepreneurial EMX geologists that are searching worldwide for new generative exploration opportunities, as competitor activity further diminishes.

There are challenges for Eurasian as well. Although EMX gained two new partners in the western US for the Lomitas Negras and Cathedral Well projects, the Copper Basin and Jasper Canyon projects were recently returned to the Company. It is a well established industry maxim that over time, multiple cycles of exploration occur before a discovery is made. Exploration insights and results gained from successive partner-funded programs build value for EMX's properties and increase the odds for success. Akarca is a good example, with partner Çolakoglu taking advantage of over $5 million of previous exploration and continuing to discover new gold-silver mineralization on the property.

EMX’s diversified business model, which includes strategic investments, helps to meet the challenges of growing the Company. The Company’s strategic investments include IGC’s Malmyzh district-scale porphyry copper-gold discovery and two 100% controlled properties along trend in the same belt of prospective rocks, as well as Iron Creek’s consolidation of a substantial property portfolio in the prolific mineral trends of northern Chile. These investments have proven to be key Company assets that continue to grow in value over time.

Comments on Sampling, Assaying, and QA/QC. Drill samples for the Akarca project were collected in accordance with industry best practice standards and guidelines. As standard procedure, routine QA/QC analysis was carried out on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples. The Akarca samples were submitted to ALS Chemex laboratories in Izmir, Turkey and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with ICP-MS/AES techniques. Over limit assays for gold were conducted with fire assay and a gravimetric finish, and over limit analyses for silver were conducted with ICP-AES techniques.

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About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Please see www.EurasianMinerals.com or EMX's Asset Handbook for more information.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2014 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com